NEUROHACKER COLLECTIVE, LLC

Unaudited Financial Statements For The Year Ended December 31, 2017 and 2016

April 18, 2018

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 193,043	$ 661,229
Accounts Receivable	57,084	10,441
Prepaid Expenses	2,096	275
Inventory- Finished Goods	59,702	7,350
Raw Materials Inventory	362,499	526,648
TOTAL CURRENT ASSETS	674,424	1,205,943
NON-CURRENT ASSETS		
Fixed-Assets-Net	55,281	60,421
Security Deposits	10,750	10,750
TOTAL NON-CURRENT ASSETS	66,031	71,171
TOTAL ASSETS	740,455	1,277,114
CURRENT LIABILITIES		
Wages Payable	-	23,508
Accounts Payable	437,042	391,437
Taxes Payable	55,770	55,251
Loan Payable	500,000	
Accrued Expenses	131,327	
TOTAL CURRENT LIABILITIES	1,124,139	470,196
MEMBERS' EQUITY		
Contributed Capital- Founders	117,161	117,161
Contributed Capital- Class A	3,997	3,997
Contributed Capital- Class B	1,820,000	1,585,000
Contributed Capital- SAFE Note	595,285	
Retained Earnings (Deficit)	(2,920,127)	(899,239)
TOTAL MEMBERS' EQUITY	(383,685)	806,918
TOTAL LIABILITIES AND MEMBERS' EQUITY	740,455	1,277,114

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales	$ 4,925,699	$ 600,809
Cost of Sales	2,044,315	199,884
Gross Profit	2,881,383	400,925
Operating Expense		
Salaries	1,650,945	676,476
Advertising	1,898,541	269,906
General and Administrative	856,768	235,603
Rent	136,800	46,600
Subcontractors	248,479	32,192
Research and Development	8,138	19,134
Travel	58,333	15,411
Amortization	6,857	4,170
Depreciation	462	231
	4,865,323	1,299,724
Net Income from Operations	(1,983,940)	(898,799)
Other Income (Expense)		
Interest Income (Expense)	(33,649)	71
State and Local Taxes	(3,300)	(312)
Net Income	(2,020,889)	(899,039)

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Net Income (Loss) For the Period	$ (2,020,889)	$ (899,039)
Cash Flows From Operating Activities		
Change in Receivables	(46,643)	(10,441)
Change in Inventory- Finished Goods	(52,352)	(7,350)
Change in Inventory- Raw Materials	164,150	(491,384)
Change in Prepaid Expenses	(1,821)	
Change in Payables	153,943	470,242
Depreciation	462	4,170
Amortization	6,857	424
Net Cash Flows From Operating Activities	224,597	(34,339)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(2,179)	(68,599)
Change in Security Deposits	-	(10,750)
Net Cash Flows From Investing Activities	(2,179)	(79,349)
Cash Flows From Financing Activities		
Change in Contributed Capital- Net of Cost of Fund Raising	830,285	1,584,915
Change in Loans Payable	500,000	
Net Cash Flows From Financing Activities	1,330,285	1,584,915
Cash at Beginning of Period	661,229	89,042
Net Increase (Decrease) in Cash	(468,186)	572,187
Cash at End of Period	193,043	661,229
	$ 193,043	$ 661,229

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF EQUITY

	Contributed Capital-Founders	Contributed Capital-Class A	Contributed Capital-Class B	Contributed Capital– SAFE Note	Retained Earnings (Deficit)	Total Members Equity
Balance at 12/31/2016	$ 117,161	$ 3,997	$ 1,585,000		$ (899,239)	$ 806,918
Contributed Capital			$ 235,000	$ 618,752		$ 853,752
Cost of Fund Raising				$ (23,467)		$ (23,467)
Net Income (Loss)					$ (2,020,889)	$ (2,020,889)
Balance at 12/31/2017	$ 117,161	$ 3,997	$ 1,820,000	$ 595,285	$ (2,920,128)	$ (383,685)

NEUROHACKER COLLECTIVE, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's pilot product is a cognitive enhancement supplement named Qualia. The Company conducted an equity crowdfund offering during 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objective may be dependent on the outcome of management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets
The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2017, fixed assets consisted of computers, web development expenditures, and internet domain names acquired in connection with the Company's business.

Advertising Costs
The Company expenses direct advertising costs as incurred.

Rent
The Company occupies office space under an operating lease arrangement. The lease commenced on August 1, 2016 and expires on September 1, 2018. Future minimum payments due under the lease amount to $87,200 through lease expiration in 2018.

Loan Payable

The Company received a loan from Freedom Culture, LLC in the amount of $500,000 on December 1, 2017. The loan carries an interest rate of 15% per annum. The unpaid principal and accrued interest shall be payable in monthly installments of interest only, in the amount of $6,250 each, beginning on January 01, 2018, and continuing through December 01, 2018, (the "Due Date"), at which time the remaining unpaid principal and interest shall be due in full.

Equity

The Company has four classes of equity outstanding. The rights associated with each class of equity are as follows:

Founders

Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A/B

Class A/B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro-rata share of cash distributions. Class A/B equity does not include voting rights.

SAFE Agreement

SAFE agreement holders will receive equity in the next round of fundraising at a 20% discount, capped at a $20M valuation. SAFE agreement holders do not have voting or cash distribution rights.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2017, and 2016, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2016 federal tax filing will be subject to inspections by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The company is subject to tax filing requirements in the State of California. The Company's 2016 California Franchise Tax filing will be subject to review by the State until 2021. The Company's 2017 California Franchise Tax filing will be subject to review by the State until 2022.

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NOTE C- RELATED PARTY TRANSACTIONS

The Company has entered into an IP licensing agreement with Humanity, Inc., a company with common ownership. The IP licensing agreement was concluded on terms considered “arm’s length” by the Company.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

On March 28, 2018, the Company received a loan from Freedom Culture, LLC in the amount of $200,000. The loan carries an interest rate of 15% per annum. The unpaid principal and accrued interest shall be payable in monthly installments of interest only. The first installment shall be in the amount of $333.33, payable on April 1, 2018. Thereafter, the monthly installments shall be in the amount of $2,500 each, beginning on May 01, 2018, and continuing through March 01, 2019, (the "Due Date"), at which time the remaining unpaid principal and interest shall be due in full. Management considered other events subsequent to the end of the period, and do not believe any matters need to be disclosed that could materially affect the Financial Statements.